Exhibit 99.1

Cloopen Receives Notice from the NYSE

to Suspend Trading and Commence Delisting Proceedings

BEIJING, May 18, 2023 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced that it received a notice from the New York Stock Exchange (“NYSE”) regarding the commencement of delisting proceedings of the Company’s American depositary shares (the “ADSs”) on the basis that the ADSs are not suitable for listing due to the Company’s failure to file with the Securities and Exchange Commission its annual reports on Form 20-F for the years ended December 31, 2021 and December 31, 2022 and current report on Form 6-K for the half year ended June 30, 2022 (collectively, the “Delayed Filings”) by May 17, 2023, which is the maximum time allowed under Section 802.01E of the NYSE’s Listed Company Manual. The NYSE suspended the trading in the ADSs on May 17, 2023. The Company has until June 1, 2023 to submit a written request to appeal the NYSE Regulation staff’s delisting decision.

The Company intends to appeal and will continue to dedicate significant efforts and resources towards filing the Delayed Filings as soon as possible, and resume trading of the Company’s ADSs on the NYSE.

Following the trading suspension, the Company understands that the ADSs will become eligible for trading on the over-the-counter market in the United States.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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